Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM

SILVERCORP REPORTS Q3 FISCAL 2016 FINANCIAL AND OPERATING RESULTS
AND FISCAL 2017 GUIDANCE ISSUED

VANCOUVER, British Columbia - February 5, 2016 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) reported its financial and operating results for the third quarter ended December 31, 2015 (“Q3 Fiscal 2016”). All amounts are expressed in US Dollars

THIRD QUARTER HIGHLIGHTS

  Cash flows from operations of $9.6 million, or $0.06 per share;

  Repurchased 684,700 common shares of the Company;

  Ended the quarter with $66.8 million in cash and short term investments;

  Net income attributable to equity shareholders of $3.3 million, or $0.02 per share;

  Silver and lead head grades improved by 13% and 14%, respectively, to 287 grams per tonne for silver and 4.1% for lead at the Ying Mining District, compared to the prior year quarter;

  Silver sales of 1.4 million ounces, lead sales of 15.1 million pounds, and zinc sales of 4.7 million pounds, down 15%, 9%, and 33%, respectively, from the prior year quarter;

  Realized selling price for silver, lead, and zinc dropped by 12%, 13%, and 35%, respectively, compared to the same prior year quarter;

  Sales of $29.1 million, down 28% from the prior year quarter;

  Gross margin of 33% compared with 38% in the prior year period;

  Cash cost per ounce of silver, net of by-product credits, of $0.90, compared to $0.53 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits1, of $7.72, compared to $10.91 in the prior year quarter.

FINANCIALS

Net income attributable to the shareholders of the Company in Q3 Fiscal 2016 was $3.3 million, or $0.02 per share compared to $5.5 million, or $0.03 per share for the three months ended December 31, 2014 (“Q3 Fiscal 2015”).

In the current quarter, the Company’s financial results were mainly impacted by the following: i) lower metal prices and increased smelter charges, as the realized selling price for silver, lead, and zinc dropped by 15%, 9%, and 33%, respectively, compared to the same prior year quarter; and ii) lower amount of metals sold resulting from lower production output.

Sales in Q3 Fiscal 2016 were $29.1 million, down 28%, compared to $40.2 million in Q3 Fiscal 2015. Silver and gold sales represented $16.8 million and $0.4 million, respectively, while base metals represented $11.9 million of total sales in this quarter compared to silver, gold and base metals of $22.4 million, $0.7 million, and $17.1 million, respectively, in Q3 Fiscal 2015.

  Cost of sales in Q3 Fiscal 2016 was $19.5 million compared to $24.8 million in Q3 Fiscal 2015. The cost of sales included $13.6 million (Q3 Fiscal 2015 - $18.7 million) cash costs and $6.0 million (Q3 Fiscal 2015 - $6.1 million) depreciation, amortization and depletion charges. The decrease in cost of sales is mainly due to a lower amount of metals sold in the quarter, offset by the increase in the per tonne non cash mining costs.

  Gross profit margin in Q3 Fiscal 2016 was 33% compared to 38% in Q3 Fiscal 2015. For the nine months ended December 31, 2015, gross profit was 34% compared to 46% in the same prior year period. The decrease in gross profit margin is mainly due to the decline of metal prices, increases in smelter charges, and increased per tonne production costs. This has been partially offset by the increase in head grades.

  Cash flows provided by operating activities were $9.6 million or $0.06 per share in Q3 Fiscal 2016 compared to $15.4 million or $0.09 per share in Q3 Fiscal 2015.

  OPERATIONS AND DEVELOPMENT

  In Q3 Fiscal 2016, the Company sold 1.4 million ounces of silver, 15.1 million pounds of lead, and 4.7 million pounds of zinc, compared to 1.7 million ounces of silver, 16.7 million pounds of lead, and 7.0 million pounds of zinc, respectively, in Q3 Fiscal 2015. The decrease of metal sales is mainly due to less ore milled in the current quarter partially offset by the increase of head grade.

  For the nine months ended December 31, 2015, the Company sold 4.1 million ounces of silver, 42.6 million pounds of lead, and 13.7 million pounds of zinc, compared to 4.2 million ounces of silver, 42.3 million pounds of lead, and 13.4 million pounds of zinc, respectively, in the same prior year period.

  In reaction to the lower metal prices, the Company intentionally increased its inventory of concentrates. As at December 31, 2015, the Ying Mining District had 2,931 tonnes of lead concentrates and 240 tonnes of zinc concentrates in inventory, 2,631 and 90 tonnes higher, respectively, compared to 300 tonnes of lead concentrates and 150 tonnes of zinc concentrates in stock as at December 31, 2014. The estimated metals contained in concentrate inventory as at December 31, 2015 are approximately 0.3 million ounces of silver, 3.0 million pounds of lead, and 0.1 million pounds of zinc higher, respectively, compared to the metals contained in concentrate inventory as at December 31, 2014.

  1. Ying Mining District, Henan Province, China

  In Q3 Fiscal 2016, the total ore mined at the Ying Mining District was 152,230 tonnes compared to total ore production of 175,782 tonnes in Q3 Fiscal 2015. Total ore milled in Q3 Fiscal 2016 was 151,035 tonnes compared to 187,154 tonnes of ore milled in Q3 Fiscal 2015. Silver and lead head grades improved by 13% and 14%, respectively, to 287 grams per tonne (“g/t”) for silver and 4.1% for lead from 253 g/t for silver and 3.6% for lead, respectively, in Q3 Fiscal 2015. The decrease in ore mined and the increase of silver and lead head grades at the Ying Mining District were mainly due to enhanced dilution control management at all mining stopes.

  In Q3 Fiscal 2016, the Ying Mining District sold 1.2 million ounces of silver, 500 ounces of gold, 12.1 million pounds of lead, and 1.2 million pounds of zinc, compared to 1.4 million ounces of silver, 900 ounces of gold, 14.2 million pounds of lead, and 2.5 million pounds of zinc in Q3 Fiscal 2015. The decrease of metal sales is mainly due to less ore milled in the current quarter partially offset by the increase of head grade.

  In Q3 Fiscal 2016, the total mining costs and cash mining costs at the Ying Mining District were $78.91 and $55.63 per tonne, compared to $73.28 and $57.79 per tonne, respectively, in Q3 Fiscal

  2015. The decrease in cash mining costs was mainly due to improved management resulting in decrease in labour and material costs.

  In Q3 Fiscal 2016, the total milling costs and cash milling costs were $14.15 and $11.67 per tonne, compared to $15.77 and $13.63 per tonne, respectively, in Q3 Fiscal 2015. The decrease in cash milling costs was mainly due to the decrease in material costs and utility costs.

  All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District in Q3 2016 was $6.62 and $8.62 per ounce of silver compared to $8.91 and $10.32, respectively, in Q3 Fiscal 2015. The decrease in all in sustaining costs and all in costs was mainly due to improvement in cost and dilution control and less sustaining capital and investment capital incurred in the current quarter.

  For the nine months ended December 31, 2015, the total ore mined at the Ying Mining District was 490,351 tonnes compared to 546,402 tonnes in the same prior year period. Correspondingly, total ore milled was 488,248 tonnes compared to 547,465 tonnes. Head grades were 260 g/t for silver and 3.8% for lead compared to 232 g/t for silver and 3.3% for lead, respectively.

  During the same periods, the Ying Mining District sold 3.5 million ounces of silver, 2,000 ounces of gold, 35.6 million pounds of lead, and 4.0 million pounds of zinc, compared to 3.8 million ounces of silver, 2,500 ounces of gold, 38.4 million pounds of lead, and 5.7 million pounds of zinc in the prior year. The decrease of metal sales was mainly due to the Company intentionally increasing its inventory of concentrates in reaction to lower metal prices.

  For the nine months ended December 31, 2015, the total mining costs and cash mining costs at the Ying Mining District were $80.15 and $58.25 per tonne, compared to $62.10 and $49.24 per tonne, respectively, in the same prior year period. The increase in cash mining costs per tonne was mainly due to: i) a $1.5 million or $3.1 per tonne increase arising from the mining contractor changeover interruption; ii) a $3.2 million or $8.2 per tonne increase in mining preparation costs as approximately 60,435 metre (“m”) of underground diamond drilling and 16,460 m of preparation tunnelling were conducted in the current period; and iii) lower production output resulting in a higher per unit fixed costs allocation offset by $1.2 million, or $1.63 per tonne reduction in labour costs.

  All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District for the nine months ended December 31, 2015 was $8.52 and $10.08 per ounce of silver compared to $8.62 and $15.00, respectively, in same prior year period.

  In Q3 Fiscal 2016, in addition to approximately 21,223 m of underground diamond drilling and 4,231 m of preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 13,893 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $4.6 million compared to $8.8 million in Q3 Fiscal 2015.

  For the nine months ended December 31, 2015, in addition to approximately 60,435 m of underground diamond drilling and 16,460 m of preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 49,452 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $16.4 million in the nine months ended December 31, 2015 compared to $25.9 million in the same prior year period. In addition, total expenditures capitalized as plant and equipment were $6.7 million, including $4.9 million expenditures to construct a transportation tunnel and haul road, in the current period.

  The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Ore Mined (tonne)	152,230	171,014	167,107	112,327	175,782
Ore Milled (tonne)	151,035	176,936	160,277	99,478	187,154
Head Grades
Silver (gram/tonne)	287	246	250	268	253
Lead (%)	4.1	3.8	3.6	3.7	3.6
Zinc (%)	0.8	0.7	0.8	0.8	1.0
Recovery Rates
Silver (%)	95.4	94.8	94.7	94.8	94.7
Lead (%)	96.6	95.0	94.9	95.3	95.9
Zinc (%)	50.2	55.1	53.5	52.4	66.8
Metal Sales
Silver (in thousands of ounce)	1,216	1,132	1,190	822	1,421
Gold (in thousands of ounce)	0.5	0.7	0.9	0.6	0.9
Lead (in thousands of pound)	12,107	11,529	12,454	8,312	14,168
Zinc (in thousands of pound)	1,168	1,459	1,529	875	2,531
Cash mining cost ($ per tonne )	55.63	62.15	56.65	53.25	57.79
Total mining cost ($ per tonne )	78.91	86.29	75.00	74.84	73.28
Cash milling cost ($ per tonne )	11.67	11.55	12.98	16.20	13.63
Total milling cost ($ per tonne )	14.15	13.70	15.40	20.09	15.77

  2. GC Mine, Guangdong Province, China

  Commercial production at GC mine commenced on July 1, 2014, and the trial mining operation results for the period ending June 30, 2014 have been excluded from the consolidated operation results discussed and revenue realized from metal sales during the trial period was offset against costs capitalized.

  The operational results at the GC mine for the past five quarters are summarized in the table below:

Production results - GC Mine	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Ore Mined (tonne)	71,288	69,546	66,727	46,111	87,916
Ore Milled (tonne)	71,593	68,465	66,679	46,100	90,287
Head Grades
Silver (gram/tonne)	97	107	93	107	104
Lead (%)	1.9	1.4	1.7	1.2	1.3
Zinc (%)	2.6	2.8	2.5	2.6	2.6
Recovery Rates
Silver (%)	80.2	77.0	79.3	76.1	75.9
Lead (%)	88.3	89.5	89.7	84.9	85.9
Zinc (%)	81.2	82.7	85.1	80.0	80.6
Metal Sales
Silver (in thousands of ounce)	210	128	181	99	251
Lead (in thousands of pound)	3,021	1,632	2,420	867	2,500
Zinc (in thousands of pound)	3,525	3,172	3,029	1,668	4,452
Cash mining cost ($ per tonne)	38.22	36.49	48.74	86.35	33.11
Total mining cost ($ per tonne)	46.52	44.68	56.83	132.41	55.20
Cash milling cost ($ per tonne)	15.16	15.81	15.52	42.70	15.82
Total milling cost ($ per tonne)	17.30	18.05	17.83	58.58	19.88

  Total ore mined at GC mine in Q3 Fiscal 2016 was 71,288 tonnes at a total mining cost and cash mining cost of $46.52 and $38.22, compared to 87,916 tonnes mined in Q3 Fiscal 2015 at a total mining cost and cash mining cost of $55.16 and $33.11. The increase in cash mining cost was mainly due to $0.3 million increase in mining preparation costs and lower production output resulting in a higher per unit costs allocation.

  Total ore milled at GC mine in Q3 Fiscal 2016 was 71,593 at a total milling cost and cash milling cost of $17.30 and $15.16, compared to 90,287 tonnes milled in Q3 Fiscal 2015 at a total milling cost and cash milling cost of $19.88 and $15.82.

  The head grades at GC mine were 97 g/t for silver, 1.9% for lead, and 2.6% for zinc in Q3 Fiscal 2016, compared to 104g/t for silver, 1.3% for lead and 2.6% for zinc in Q3 Fiscal 2015.

  Recovery rates at GC mine were 80.2% for silver, 88.3% for lead, and 81.2% for zinc in Q3 Fiscal 2016 compared to 75.9% for silver, 85.9% for lead, and 80.6% for zinc, respectively in Q3 Fiscal 2015.

  In Q3 Fiscal 2016, in addition to approximately 4,202 m of underground diamond drilling and 731 m of preparation tunnelling, which were expensed and included in the mining preparation costs, the GC mine completed and capitalized approximately 3,934 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized at the GC mine were $0.3 million compared to $0.9 million in Q3 Fiscal 2015.

  For the nine months ended December 31, 2015, in addition to approximately 18,500 m of underground diamond drilling and 2,693 m of preparation tunnelling, which were expensed and included in the mining preparation costs, GC mine completed and capitalized approximately 10,393 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized at the GC mine were $0.8 million in the nine months ended December 31, 2015 compared to $3.2 million in the same prior year period.

  FISCAL 2017 Production and Cash Cost Guidance

	Ore Processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	610,000	260	4.1	0.8
GC Mine	250,000	109	1.3	3.0

	Silver	Lead	Zinc	Investment	Cash Cost	AISC*
	(Moz)	(Mpounds)	(Mpounds)	(US$M)	(US$/t)	(US$/oz Ag)
Ying Ming District	4.6	50.7	5.3	30.2	74.3	8.13
GC Mine	0.5	6.3	14.0	2.8	47.0	8.86
Consolidated	5.1	57.0	19.3	33.0	66.4	9.76
  (*) All-in sustaining cost per ounce of silver is net of credits from gold, lead, and zinc, which are estimated based on the metal prices and foreign exchange rates as at December 31, 2015.

  In Fiscal 2017, the Company expect to produce approximately 860,000 tonnes of ore, yielding 5.1 million ounce of silver, 57.0 million pounds of lead, and 19.3 million pounds of zinc. The consolidated all-in sustaining cost (“AISC”) is forecasted to be $9.76 per ounce of silver after credits from gold, lead, and zinc.

  1. Ying Mining District, Henan Province, China

  In Fiscal 2017, Ying Mining District plans to mine and process 610,000 tonnes of ore averaging 260 g/t silver, 4.1% lead, and 0.8% zinc with expected metal production of 4.6 million ounces of silver, 50.7 million pounds of lead and 5.3 million of zinc. The cash production cost is expected to be $74.3 per tonne of ore. All-in sustaining cash cost per ounce of silver is estimated to be $8.13 per ounce of silver, which includes $17.4 million attributed to sustaining capital expenditures, or $3.76 per ounce of silver.

  Capital expenditures in Fiscal 2017 at the Ying Mining District are budgeted at $30.2 million, which includes sustaining capital expenditures of $17.4 million and other capital expenditures of $12.8 million. Sustaining capital expenditures include $2.1 million for tunnel development, $0.7 million of equipment replacement and additions, and $14.6 million in exploration expenditures. Other expected capital expenditures include transportation tunnel and haul road construction of $7.2 million and mining right fees of $5.0 million.

  2. GC Mine, Guangdong Province, China

  In Fiscal 2017, GC Mine plans to mine and process 250,000 tonnes of ore averaging 109 g/t silver, 1.3% lead and 3.0% zinc with expected metal production of 0.5 million ounces of silver, 6.3 million pounds of lead and 14.0 million pounds of zinc. The cash production cost is expected to be $47.0 per tonne of ore. All in sustaining cash cost at GC Mine is expected to be $8.86 per ounce of silver, which includes $0.5 million in sustaining capital expenditures, or $1.04 per ounce of silver.

  Capital expenditures at GC Mine are budgeted at $1.0 million, which includes sustaining capital expenditures of $0.5 million for tunnel development and other capital expenditures of $0.5 million to complete the shaft development.

  3. Consolidated AISC

  Consolidated all-in sustaining cost is estimated to be $9.76 per ounce of silver and the detailed breakdown is as follows:

Fiscal 2017 AISC Guidance		Ying Mining		Corporate
		District	GC	and other	Total
Total cash cost, net of by-product credits*		$9,238	$1,787	$-	$11,025
Government fees and other taxes*		5,569	549	44	6,162
Reclamation accretion*		415	32	42	489
General and administration*		4,960	1,651	7,456	14,067
Sustaining capital*		17,380	536	5	17,921
All-in sustaining costs, net of by-product credits*	A	$37,562	$4,555	$7,547	$49,664
Other investment capital*		12,810	439	-	13,249
All-in costs, net of by-product credits*	B	$50,372	$4,994	$7,547	$62,913
Silver sold (in thousands of ounces)	C	4,622	514	-	5,136
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$8.13	$8.86	$-	$9.67
All-in cost per ounce of silver, net of by-product credits	B/C	$10.90	$9.72	$-	$12.25
  (*) Expressed in thousands of US dollars and estimated based on the metal prices and foreign exchange rates as at December 31, 2015.

  Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

  This earnings release should be read in conjunction with the Company’s Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

  About Silvercorp

  Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

  For further information
  Silvercorp Metals Inc.
  Lorne Waldman
  Senior Vice President
  Phone: (604) 669-9397
  Toll Free 1(888) 224-1881
  Email: investor@silvercorp.ca
  Website: www.silvercorp.ca

  CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

  Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

  Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2015 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

  The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. dollars)

	As at December 31,	As at March 31,
	2015	2015
ASSETS
Current Assets
Cash and cash equivalents	$63,376	$60,179
Short-term investments	3,452	9,343
Trade and other receivables	1,768	1,278
Inventories	9,139	6,899
Due from related parties	1,845	33
Prepaids and deposits	3,925	5,745
	83,505	83,477

Non-current Assets
Long-term prepaids and deposits	3,045	2,945
Reclamation deposits	2,025	2,112
Investment in an associate	3,316	3,449
Other investments	208	892
Plant and equipment	65,113	64,779
Mineral rights and properties	211,138	214,792
TOTAL ASSETS	$368,350	$372,446

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$33,723	$21,768
Mine right fee payable	3,898	4,292
Deposits received	5,444	8,303
Dividends payable	-	674
Income tax payable	355	662
	43,420	35,699
Non-current Liabilities
Mine right fee payable	5,690	9,746
Deferred income tax liabilities	23,367	21,592
Environmental rehabilitation	12,671	12,898
Total Liabilities	85,148	79,935
Equity
Share capital	231,827	233,513
Share option reserve	12,483	11,741
Reserves	25,409	25,409
Accumulated other comprehensive loss	(10,385)	(26,697)
Deficit	2,082	(5,089)
Total equity attributable to the equity holders of the Company		238,877

Non-controlling interests	51,786	53,634
Total Equity	283,202	292,511

TOTAL LIABILITIES AND EQUITY	$368,350	$372,446

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2015	2014	2015	2014

Sales	$29,081	$40,247	$88,514	$108,196
Cost of sales	19,543	24,844	58,692	58,701
Gross profit	9,538	15,403	29,822	49,495

General and administrative	3,140	5,366	13,391	16,233
Government fees and other taxes	1,557	1,821	4,753	4,798
Foreign exchange gain	(716)	(958)	(2,113)	(1,427)
Loss (gain) on disposal of plant and equipment	95	(132)	80	(118)
Loss on dispoal of a subsidiary	460	-	460	-
Share of gain in associate	(65)	(52)	(166)	(10)
Loss on investments	-	-	-	15
Other income	(65)	67	(179)	(980)
Income from operations

Finance income	517	292	1,058	724
Finance costs	(280)	(153)	(751)	(224)
Income before income taxes	5,369	9,430	13,903	31,484

Income tax expense	1,453	2,350	3,237	10,155
Net income	$3,916	$7,080	$10,666	$21,329

Attributable to:
Equity holders of the Company	$3,326	$5,468	$7,856	$15,440
Non-controlling interests	590	1,612	2,810	5,889
	$3,906	$7,080	$10,666	$21,329

Earnings per share attributable to the equity holders of the Company Basic and diluted earnings per share	$0.02	$0.03	$0.05	$0.09
Weighted Average Number of Shares Outstanding - Basic and Diluted	168,975,392	170,883,808	170,052,392	170,883,808

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

Three Months Ended December 31,			Nine Months Ended December 31,
	2015	2014	2015	2014
Cash provided by
Operating activities
Net income	$3,916	$7,080	$10,666	$21,329
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	123	38	371	109
Depreciation, amortization and depletion	6,356	6,775	15,733	15,467
Share of (gain) loss in associate	(65)	(52)	(166)	(10)
Loss on disposal of a subsidiary	460	-	460	-
Income tax expense	1,453	2,350	3,237	10,155
Finance income	(517)	(292)	(1,058)	(724)
Loss on investments	-	-	-	15
Loss (gain)on disposal of plant and equipment	95	(132)	80)	(118
Share-based compensation	234	340	742	1,136
Income taxes refund paid	(224)	(3,209)	(527)	(6,656)
Interest received	514	292	1,058	724
Changes in non-cash operating working capital	(2,762)	2,197	(3,059)	7,891
Net cash provided by operating activities	9,586	15,387	27,537	49,318

Investing activities
Mineral rights and properties
Capital expenditures	(5,427)	(12,241)	(14,157)	(25,976)
Plant and equipment
Additions	(2,604)	(2,332)	(5,594)	(6,459)
Proceeds on disposals	202	474	232	474
Other investments
Proceeds on disposals	422	-	422	-
Reclamation deposit paid	-	-	(9)	-
Net redemptions of short-term investments	(203	7,787	5.504	7.668
Proceeds for sale of a subsidiary	11	-	11	-
Net cash provided by (used in) investing activities	(7,599)	(6,312)	(13,591)	(24,293)

Financing activities
Related Parties
Payments Made	(1,587)	-	(1,587)	-
Non-controlling interests
Distribution	(1,661)	(651)	(1,661)	(3,214)
Cash dividends distributed	-	(760)	(1,323)	(2,331)
Common shares repurchased as part of normal course issuer bid	(419)	-	(1,686)	-
Net cash used in financing activities	(3,667)	(1,411)	(6,257)	(5,545)
Effect of exchange rate changes on cash and cash equivalents	(2,160)	(1,586)	(4,492)	(1,342

(Decrease) Increase in cash and cash equivalents	(3,840)	6,078	3,197	18,138
Cash and cash equivalents, beginning of the period	67,216	72,674	60,179	60,614
Cash and cash equivalents, end of the period	$63,376	$78,752	$63,376	$78,752

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	152,230	71,288	223,518
Ore Milled (tonne)	151,035	71,593	222,628

+ Mining cost per tonne of ore mined ($)	78.91	46.52	68.58
Cash mining cost per tonne of ore mined ($)	55.63	38.22	50.08
Non cash mining cost per tonne of ore mined ($)	23.28	8.30	18.50

+ Unit shipping costs($)	3.99	-	2.72

+ Milling cost per tonne of ore milled ($)	14.15	17.30	15.16
Cash milling cost per tonne of ore milled ($)	11.6	15.16	12.79
Non cash milling cost per tonne of ore milled ($)	2.48	2.14	2.37

+ Average Production Cost
Silver ($ per ounce)	7.28	9.32	7.91
Gold ($ per ounce)	453	747	508
Lead ($ per pound)	0.38	0.59	0.42
Zinc ($ per pound)	0.33	0.44	0.31

+ Total production cost per ounce of Silver ($)	4.43	8.86	5.08
+ Total cash cost per ounce of Silver ($)	0.25	4.62	0.90

+ All-in sustaining cost per ounce of Silver ($)	6.62	9.80	7.72
+ All-in cost per ounce of Silver ($)	8.62	10.31	9.50

Recovery Rates
Silver (%)	95.4	80.2	90.5
Lead (%)	96.6	88.3	94.0
Zinc (%)	50.2	81.2	60.2

Head Grades
Silver (gram/tonne)	287	97	226
Lead (%)	4.1	1.9	3.4
Zinc (%)	0.8	2.6	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,216	210	1,426
Gold (in thousands of ounces)	0.5	-	0.5
Lead (in thousands of pounds)	12,107	3,021	15,128
Zinc (in thousands of pounds)	1,168	3,525	4,693
Other (in thousands of pound)	-	12,373	12,373

Metal Sales
Silver (in thousands of $)	14,770	2,014	16,784
Gold (in thousands of $)	379	20	399
Lead (in thousands of $)	7,738	1,818	9,556
Zinc (in thousands of $)	572	1,602	2,174
Other (in thousands of $)	-	168	168
	23,459	5,622	29,081
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.14	9.58	11.76
Gold ($ per ounce)	756	768	756
Lead ($ per pound)	0.64	0.60	0.63
Zinc ($ per pound)	0.49	0.45	0.46

  1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
  2 GC Silver recovery rate consists of 63.4% from lead concentrates and 16.8% from zinc concentrates.
  2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
  +Non-IFRS measures.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended September 30, 2014
		Ying Mining
		District[1]	GC	Total

Production Data
Mine Data
	Ore Mined (tonne)	175,782	87,916	263,698
	Ore Milled (tonne)	187,154	90,287	277,441

+	Mining cost per tonne of ore mined ($)	73.28	55.16	67.25
	Cash mining cost per tonne of ore mined ($)	57.79	33.11	49.57
	Non cash mining cost per tonne of ore mined ($)	15.49	22.05	17.68

+	Unit shipping costs($)	5.41	-	3.60

+	Milling cost per tonne of ore milled ($)	15.77	19.88	17.11
	Cash milling cost per tonne of ore milled ($)	13.63	15.82	14.35
	Non cash milling cost per tonne of ore milled ($)	2.14	4.06	2.76

+	Average Production Cost
	Silver ($ per ounce)	7.63	10.06	8.28
	Gold ($ per ounce)	433	750	504
	Lead ($ per pound)	0.40	0.66	0.44
	Zinc ($ per pound)	0.39	0.65	0.44

+	Total production cost per ounce of Silver ($)	3.48	8.26	4.20
+	Total cash cost per ounce of Silver ($)	0.83	(1.18)	0.53

+	Total production cost per ounce of Gold ($)
+	Total cash cost per ounce of Gold ($)

+	All-in sustaining cost per ounce of Silver ($)[2]	8.91	(4.22)	10.91
+	All-in cost per ounce of Silver ($)[2]	10.32	6.61	11.90

	Recovery Rates
	Silver (%) [3]	94.7	75.9	88.6
	Lead (%)	95.9	85.9	92.7
	Zinc (%)	66.8	80.6	71.3

	Head Grades
	Silver (gram/tonne)	253	104	205
	Lead (%)	3.6	1.3	2.9
	Zinc (%)	1.0	2.6	1.5

Concentrate in stock
	Lead concentrate (tonne)	300	311	611
	Zinc concentate (tonne)	150	123	273

Sales Data
Metal Sales
	Silver (in thousands of ounce)	1,421	251	1,672
	Gold (in thousands of ounce)	0.9	-	0.9
	Lead (in thousands of pound)	14,168	2,500	16,668
	Zinc (in thousands of pound)	2,531	4,452	6,983
	Other (in thousands of pound)	-	10,070	10,070
Metal Sales
	Silver (in thousands of $)	19,671	2,754	22,425
	Gold (in thousands of $)	725	11	736
	Lead (in thousands of $)	10,217	1,805	12,022
	Zinc (in thousands of $)	1,780	3,146	4,926
	Other (in thousands of $)	-	138	138
		32,393	7,854	40,247
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.84	10.98	13.41
	Gold ($ per ounce)	786	821	787
	Lead ($ per pound)	0.72	0.72	0.72
	Zinc ($ per pound)	0.70	0.71	0.71

  1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
  2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
  3 GC silver recovery rate consist of 53.2% from lead concentrate and 22.7% from zinc concentrate.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Six months ended September 30, 2015
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	490,351	207,561	697,912
Ore Milled (tonne)	488,248	206,738	694,986

+ Mining cost per tonne of ore mined ($)	80.15	49.33	70.98
Cash mining cost per tonne of ore mined ($)	58.25	41.163	53.16
Non cash mining cost per tonne of ore mined ($)	21.90	8.20	17.82

+ Unit shipping costs($)	4.10	-	2.88

+ Milling cost per tonne of ore milled ($)	14.40	17.72	15.39
Cash milling cost per tonne of ore milled ($)	12.06	15.49	13.08
Non cash milling cost per tonne of ore milled ($)	2.34	2.23	2.31

+ Average Production Cost
Silver ($ per ounce)	7.63	8.98	8.08
Gold ($ per ounce)	487	717	529
Lead ($ per pound)	0.42	0.60	0.45
Zinc ($ per pound)	0.36	0.51	0.38

+ Total production cost per ounce of Silver ($)	4.50	7.11	4.83
+ Total cash cost per ounce of Silver ($)	1.03	2.78	1.26

+ All-in sustaining cost per ounce of Silver ($)	8.52	10.54	10.27
+ All-in cost per ounce of Silver ($)	10.08	11.05	11.69

Recovery Rates
Silver (%)	95.0	78.3	90.0
Lead (%)	95.4	88.5	93.4
Zinc (%)	53.3	82.4	61.9

Head Grades
Silver (gram/tonne)	260	97	212
Lead (%)	3.8	1.6	3.2
Zinc (%)	0.8	2.5	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,538	519	4,057
Gold (in thousands of ounces)	2.0	0.1	2.1
Lead (in thousands of pounds)	35.563	7,072	42,635
Zinc (in thousands of pounds)	3,999	9,726	13,725
Other (in thousands of pound)	-	38,905	38,905

Metal Sales
Silver (in thousands of $)	44,293	5,121	49,414
Gold (in thousands of $)	1,609	43	1,652
Lead (in thousands of $)	24,429	4,630	29,059
Zinc (in thousands of $)	2,347	5,498	7,845
Other (in thousands of $)	-	544	544
	72,678	15,836	88,514
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.52	9.87	12.18
Gold ($ per ounce)	799	789	798
Lead ($ per pound)	0.69	0.65	0.68
Zinc ($ per pound)	0.59	0.57	0.57

  Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
  GC Silver recovery rate consists of 57.56% from lead concentrates and 20.72% from zinc concentrates.
  GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Six months ended September 30, 2014
		Ying Mining District[1]	BYP	GC	Total

Production Data
Mine Data
	Ore Mined (tonne)	546,402	46,547	158,814	751,763
	Ore Milled (tonne)	547,465	48,844	159,431	755,740

+	Mining cost per tonne of ore mined ($)	62.10	30.55	53.62	58.35
	Cash mining cost per tonne of ore mined ($)	49.24	22.92	31.39	43.84
	Non cash mining cost per tonne of ore mined ($)	12.86	7.63	22.23	14.51

+	Unit shipping costs($)	4.83	-	-	3.51

+	Milling cost per tonne of ore milled ($)	15.06	13.40	21.15	16.23
	Cash milling cost per tonne of ore milled ($)	12.88	12.31	16.59	13.62
	Non cash milling cost per tonne of ore milled ($)	2.18	1.09	4.56	2.61

+	Average Production Cost
	Silver ($ per ounce)	7.57	-	9.79	8.03
	Gold ($ per ounce)	418	565	706	510
	Lead ($ per pound)	0.37	-	0.63	0.40
	Zinc ($ per pound)	0.34	-	0.61	0.38

+	Total production cost per ounce of Silver ($)	2.95		6.79	3.31
+	Total cash cost per ounce of Silver ($)	0.40		(2.96)	0.07

+	Total production cost per ounce of Gold ($)		565		566
+	Total cash cost per ounce of Gold ($)		454		455

+	All-in sustaining cost per ounce of Silver ($)[2]	8.62	21.54	9.34	10.73
+	All-in cost per ounce of Silver ($)[2]	15.00	23.38	13.10	16.77

	Recovery Rates
	Silver (%) [3]	94.1		77.2	90.3
	Gold (%)		89.1		89.1
	Lead (%)	95.6		86.8	93.6
	Zinc (%)	61.2		80.9	65.7

	Head Grades
	Silver (gram/tonne)	232		105	203
	Gold (gram/tonne)		2.7		2.7
	Lead (%)	3.3		1.3	2.9
	Zinc (%)	0.8		2.7	1.2

Concentrate in stock
	Lead concentrate (tonne)	300	-	311	611
	Zinc concentate (tonne)	150	-	123	273

Sales Data
Metal Sales
	Silver (in thousands of ounce)	3,798	-	402	4,200
	Gold (in thousands of ounce)	2.5	2.7	-	5.2
	Lead (in thousands of pound)	38,362	-	3,928	42,290
	Zinc (in thousands of pound)	5,686	-	7,711	13,397
	Other (in thousands of pound)	-	-	21,412	21,412

Metal Sales
	Silver (in thousands of $)	57,598	-	4,569	62,167
	Gold (in thousands of $)	2,121	2,775	11	4,907
	Lead (in thousands of $)	28,629	-	2,866	31,495
	Zinc (in thousands of $)	3,906	-	5,453	9,359
	Other(in thousands of $)	-	-	268	268
		92,254	2,775	13,167	108,196
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	15.17	-	11.38	14.80
	Gold ($ per ounce)	837	1,024	821	933
	Lead ($ per pound)	0.75	-	0.73	0.74
	Zinc ($ per pound)	0.69	-	0.71	0.70

  1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
  2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
  3 GC silver recovery rate consist of 54.0% from lead concentrate and 23.2% from zinc concentrate.